SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SPECIAL SITUATIONS FUND III, L.P.

 (NAME OF ISSUER)

SPECIAL SITUATIONS FUND III, L.P.

(NAMES OF PERSON(S) FILING STATEMENT)

LIMITED PARTNERSHIP UNITS

(TITLE OF CLASS OF SECURITIES)

NOT APPLICABLE

(CUSIP NUMBER OF CLASS OF SECURITIES)

AUSTIN W. MARXE
c/o SPECIAL SITUATIONS FUNDS
153 EAST 53RD STREET, 55TH FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 207-6500
FAX: (212) 207-6515

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

COPIES TO:
ALLEN B. LEVITHAN, ESQ.
LOWENSTEIN SANDLER PC
65 LIVINGSTON AVENUE
ROSELAND, NEW JERSEY 07068-1791
TELEPHONE: (973) 597-2406
FAX: (973) 597-2407

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________	Filing Party:__________________
Form or Registration No.:_______________	Date Filed:___________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐         going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SPECIAL SITUATIONS FUND III, L.P.
153 East 53rd Street
New York, New York 10022
____________________________________

Notice of
Special Meeting of Partners
to be Held on
November 16, 2005
____________________________________

To the Limited Partners:

Special Situations Fund III, L.P. (the “Fund”) will hold a special meeting of the Fund’s partners (the “Meeting”) on Wednesday, November 16, 2005, at 10:00 A.M., local time, at 153 East 53rd Street, 55th Floor, New York, New York, for the following purposes:

1.    To further amend the Fund’s Agreement of Limited Partnership, as amended, to give the Individual General Partners authority to make offers for special redemptions of Units;

2.    To consent to a proposed offer to be made by the Individual General Partners for Limited Partners who are Qualified Purchasers (as defined in the Investment Company Act of 1940) to exchange their Units in the Fund for units of Special Situations Fund III QP, L.P.;

3.    To ratify or reject the selection of Weiser LLP as the independent public accountants of the Fund for the fiscal year ended December 31, 2005; and

4.    To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Partners of record at the close of business on October 1, 2005 will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof.

By Order of the Individual General Partners

_________________________________
Austin W. Marxe,
Managing Individual General Partner

October 20, 2005

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE POSTAGE PREPAID ENVELOPE PROVIDED. THE PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO EXERCISE, BY SIGNING AND RETURNING A LATER DATED PROXY OR BY DELIVERING TO THE FUND A WRITTEN REVOCATION BEARING A LATER DATE. IF YOU ARE PRESENT AT THE MEETING, YOU MAY, IF YOU WISH, REVOKE YOUR PROXY AT THAT TIME AND EXERCISE YOUR RIGHT TO VOTE IN PERSON.

PROXY STATEMENT

SPECIAL SITUATIONS FUND III, L.P.
153 East 53rd Street, 55th Floor
New York, New York 10022
(212) 207-6500
___________________________________

Special Meeting of Partners
to be Held on
November 16, 2005
___________________________________

GENERAL INFORMATION

Special Situations Fund III, L.P. (the “Fund”) is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act (the “Delaware Partnership Law”). The Fund, a closed-end, non-diversified management investment company registered under the Investment Company Act of 1940, as amended (the “Company Act”), commenced its investment operations on January 1, 1994 following the initial closing of the offering and sale of its units of limited partnership interest (the “Units”).

This Proxy Statement is being furnished to limited partners of the Fund (“Limited Partners”) in connection with the solicitation of proxies to be voted at the special meeting (the “Meeting”) of the Fund’s partners (“Partners”) pursuant to the accompanying Notice of Special Meeting of Partners (the “Notice of Meeting”). The purposes of the Meeting are to:

1.    further amend the Fund’s Agreement of Limited Partnership, as amended (the “Limited Partnership Agreement”), to give the Individual General Partners authority to make offers for special redemptions of Units (the “Redemption Authority Amendment”);

2.    consent to a proposed offer to be made by the Individual General Partners for Limited Partners who are Qualified Purchasers (as defined in the Company Act, “Qualified Purchasers”) to exchange their Units in the Fund for units of Special Situations Fund III QP, L.P. (the “Exchange Tender Offer Proposal”)***;

3.    ratify or reject the selection of Weiser LLP as the independent public accountants of the Fund for the fiscal year ended December 31, 2005; and

4.    transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

The adoption of Proposal 2 is conditioned upon the approval of Proposal 1.

The Meeting is scheduled to be held on Wednesday, November 16, 2005, at 10:00 A.M., local time, at the office of the Fund in New York. A proxy for use in connection with such Meeting is also enclosed. The Fund anticipates mailing this Proxy Statement and the enclosed proxy to Limited Partners on or about October 21, 2005.

***The tender offer statement for the Exchange Tender Offer Proposal will be mailed to all investors in the Fund that are Qualified Purchasers on or about November 17, 2005 along with a Confidential Private Placement Memorandum of Special Situations Fund III QP, L.P. At that time, the tender offer statement and materials will be mailed and will also be available, along with other filed documents regarding the Fund, without charge on the SEC's website at www.sec.gov. The tender offer statement contains important information. Please read the statement and materials when they become available.

Solicitation and Revocation

The enclosed proxy is being solicited by and on behalf of the Individual General Partners for use at the Meeting. The expense of soliciting proxies will be borne by the Fund and is expected to be nominal.

All properly executed and dated proxies received in time to be voted at the Meeting will be voted in accordance with the instructions indicated thereon. Unless instructions to the contrary are indicated, such proxies will be voted FOR (i) approval of Proposal 1 - the Redemption Authority Amendment; (ii) consent to Proposal 2 - the Exchange Tender Offer Proposal; and (iii) ratification of Proposal 3 - the selection of the Fund’s independent public accountants. Proxies may be revoked at any time prior to exercise by (i) delivering written notice of revocation thereof to the Fund; (ii) submitting a later dated and executed proxy; or (iii) attending the Meeting and voting in person. Attendance by a Limited Partner at the Meeting does not alone serve to revoke such Partner’s proxy.

The Individual General Partners have fixed the close of business on October 1, 2005 as the record date (the “Record Date”) for the determination of Limited Partners entitled to notice of, and to vote at, the Meeting.

Action will be taken at the Meeting on the matters set forth in the accompanying Notice of Meeting and described in this Proxy Statement. The Individual General Partners do not presently intend to bring any other business before the Meeting and, to their knowledge, no matters will be presented for action at the Meeting except as specified in the Notice of Meeting. Pursuant to the Limited Partnership Agreement only those matters set forth in a duly delivered notice of meeting may be voted on at such meeting.

In the event that a quorum is present at the Meeting but sufficient votes to approve any of the proposals are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those Units represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote the proxies that they are entitled to vote FOR any proposal in favor of an adjournment and will vote those proxies entitled to be voted by them AGAINST any proposal against any adjournment.

Individual General Partners

The current Individual General Partners are Austin W. Marxe, William E. Austin, Stanley S. Binder, Delcour S. Potter, and Peter W. Williams. Mr. Marxe is an “interested person” of the Fund, as defined under the Company Act. The other four Individual General Partners currently serve and will serve as the Fund’s Independent General Partners.

All the Individual General Partners have stated that they intend to vote in favor of the proposals set forth herein with respect to the Units owned by them. See “Voting Securities.”

Corporate General Partner

MGP Advisers Limited Partnership (“MGP”) is the corporate general partner of, and investment adviser to, the Fund. MGP, located at 153 East 53rd Street - 55th Floor, New York, New York 10022, is a limited partnership organized under the Delaware Partnership Law and registered under the Investment Advisers Act of 1940 (the “Advisers Act”). AWM Investment Company, Inc. (“AWM”), a

Delaware corporation which serves as the Fund’s administrator, is the sole general partner of MGP and Austin W. Marxe, David M. Greenhouse and Adam Stettner are the sole limited partners of MGP. In addition, Messrs. Marxe and Greenhouse are the sole officers and stockholders of AWM and are, together with Dianne Marxe, the wife of Austin W. Marxe, the sole directors of AWM. As such, Messrs. Marxe and Greenhouse (through MGP and AWM) make all the investment decisions for the Fund.

MGP, as well as Messrs. Marxe and Greenhouse, have the right to vote on the proposals set forth herein with respect to Units held by them as Partners. None of the foregoing parties have greater voting rights than those of Limited Partners in connection with such proposals or otherwise.

Voting Securities

Holders of Units as of the Record Date are entitled to notice of, and to vote at, the Meeting. There were 19,998.9112 Units outstanding as of the Record Date. Partners will be entitled to one vote for each Unit held by them on the Record Date in respect of all matters submitted to a vote at the Meeting. The presence in person or by proxy of holders of a majority of the outstanding Units will constitute a quorum for the transaction of business at the Meeting. MGP, the current Individual General Partners (including Austin W. Marxe), and David M. Greenhouse and Adam Stettner (limited partners of MGP) will vote in favor of the proposals set forth herein with respect to the 1,464.7695 Units beneficially owned by such parties in the aggregate, which represent 7.32% of the outstanding Units.

If any other matter(s) properly come before the Meeting, the persons named on the enclosed proxy will have the discretionary authority to vote thereon in accordance with their judgment.

Required Votes

In accordance with the Company Act and the Limited Partnership Agreement, the adoption of each proposal requires the vote of (i) 67% or more of the Units present at the Meeting, if holders of more than 50% of the outstanding Units are present or represented by proxy thereat, or (ii) more than 50% of the outstanding Units, whichever is less.

The presence in person or by proxy of holders of a majority of the outstanding Units will constitute a quorum at the Meeting. For purposes of determining the presence of a quorum for the transaction of business at the Meeting, abstentions and broker “non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote Units on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as Units that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of votes against each Proposal. Proxies submitted without specification will be voted FOR each proposal described in this Proxy Statement.

Security Ownership of Certain Beneficial Holders

The following table sets forth, as of the Record Date, the beneficial ownership of Units of (i) each Partner known by the Fund to own beneficially more than 5% of the Units, (ii) MGP and each Individual General Partner and (iii) all the Individual General Partners as a group. All Units are owned both of record and beneficially unless otherwise indicated.

Name and Address of Beneficial Owner(1)	Amount Beneficially Owned(2)	Percent Beneficially Owned

MGP Advisers Limited Partnership(3)	1,244.7802	6.22%
AWM Investment Company, Inc(3)(4)	1,244.7802	6.22%
Austin W. Marxe(3)(5)	1,405.6615	7.03%
William E. Austin(6)	0.2065	0.00%*
Stanley S. Binder(6)	0.8010	0.00%*
Delcour S. Potter(6)	0.2065	0.00%*
Peter W. Williams(6)	16.1060	0.08%*
Robert W. Wilson 2002 Revocable Trust(3)	4,641.3089	23.21%
St. Lawrence University(7)	1,039.7157	5.20%
Wildlife Conservation Society(8)	1,338.0885	6.69%
All Individual General Partners as a Group (five persons)(5)	1,422.9815	7.12%
__________________________

* Less than one (1%) percent.

(1)
Information with respect to beneficial owners of more than 5% of the outstanding Units was derived, to the extent available, from information provided by each of the Individual General Partners and from the Fund’s records.

(2)	Beneficial ownership, as reported in the above table, has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(3)	The business address of such person, for purposes hereof, is c/o Special Situations Fund III, L.P., 153 East 53rd Street, 55th Floor, New York, New York 10022.
(4)	AWM may be deemed the beneficial owner of all the Units held by MGP because it is the sole general partner of MGP.
(5)
Includes 100% of the Units held by MGP. Pursuant to MGP’s Amended and Restated Agreement of Limited Partnership, as amended, Austin W. Marxe beneficially owns 45.1% of the partnership interests of MGP, David M. Greenhouse beneficially owns 44.9% and Adam Stettner beneficially owns 10.0%. Mr. Marxe disclaims beneficial ownership of 54.9% of the Units held by MGP.

(6)
The business address of each Individual General Partner is as follows: Mr. Austin - c/o Cornerstone Equity Investors, LLC, 717 Fifth Avenue, Suite 1100, New York, New York 10022; Mr. Binder - 153 East 53rd Street, 55th Floor, New York, New York 10022; Mr. Potter - 153 East 53rd Street, 55th Floor, New York, New York 10022; and Mr. Williams - 200 Park Avenue, Suite 2400, New York, New York 10166.

(7)	The business address of St. Lawrence University is 23 Romoda Drive, Canton, New York 13617.
(8)	The business address of the Wildlife Conservation Society is 2300 Southern Boulevard, Bronx, New York 10460.

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO THE
FUND’S LIMITED PARTNERSHIP AGREEMENT TO
GIVE THE INDIVIDUAL GENERAL PARTNERS
AUTHORITY TO MAKE OFFERS FOR SPECIAL REDEMPTIONS OF UNITS

Background

Reasons for the Amendment. The Individual General Partners have approved, subject to the approval of the Partners at the Meeting, a second amendment to the Limited Partnership Agreement, to give the Individual General Partners authority to make offers for special redemptions of Units. The form of the Redemption Authority Amendment to the Limited Partnership Agreement is attached to this Proxy Statement as Annex A (the “Redemption Authority Amendment”) and is more fully described below. The Individual General Partners have approved the Redemption Authority Amendment as part of an overall restructuring of the Fund to avoid certain adverse tax consequences, as further described below.

Loss of Safe Harbor from Publicly Traded Partnership Treatment. A “grandfather” provision under Treasury Regulation Section 1.7704-1(l)(2), which has had the effect of allowing the Fund to satisfy a “private placement safe harbor” under applicable Treasury Regulations ensuring that it would not be treated as a publicly traded partnership for federal income tax purposes, will expire on December 31, 2005 because the maximum number of partners the Fund is permitted to have in order to qualify will decrease from 500 to 100, so long as it remains a registered investment company. A publicly traded partnership generally is taxed as a corporation subject to a double level of tax that could be extremely adverse to the Fund’s Unit holders. Unless the Fund satisfies a different “safe harbor,” the determination of whether it should be treated as a publicly traded partnership would be made by applying a “facts and circumstances” test. To satisfy a safe harbor and avoid the uncertainty of the “facts and circumstances” test, the Fund would have to limit semi-annual repurchase offers to a maximum of 5% of Units outstanding per semi-annual period (or 10% per year) and increase the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date, which will require an additional amendment to the Limited Partnership Agreement (the “Safe Harbor Amendments”). The Individual General Partners believe that amending the terms of the Fund to enact the Safe Harbor Amendments may not be satisfactory to certain limited partners and have sought an equitable and efficient means to permit Unit holders to continue to invest in the Fund with terms amended pursuant to the Safe Harbor Amendments or to exchange their Units for units in an affiliated trading vehicle that has a similar investment objective and strategy on terms that are acceptable to such investors. The Individual General Partners also considered other alternatives to the restructuring proposal described below, after coming to the conclusion that there was no likelihood that the expiration date of the “private placement safe harbor”, which had been in existence for approximately 10 years, would be extended. The Individual General Partners considered having the Fund qualify as “regulated investment company” for federal income tax purposes. This alternative was determined not to be preferable to the restructuring because of the expected resulting restrictions on the Fund’s operations and investments, including limitations on the concentration of its portfolio, the requirement generally to distribute to investors 90% or more of its taxable and tax-exempt income, and the less favorable treatment of any operating losses or net capital losses, plus the additional anticipated administrative costs associated with such compliance with the applicable requirements and restrictions. The Individual General Partners also considered the possibility of liquidating the Fund, but liquidation was not considered preferable as it likely would result in the recognition of taxable gain for a number of Limited Partners and deny many of them the opportunity to obtain the investment management services of MGP. After consideration of such alternatives, the Individual General Partners approved the following restructuring proposal.

Restructuring Proposal. To accomplish the foregoing, the Individual General Partners have determined (subject to the approval of Proposals 1 and 2 at the Meeting) to:

•  permit Unit holders that are Qualified Purchasers to exchange their Units in the Fund for equivalent units in Special Situations Fund III QP, L.P. (“SSF QP”), a
Delaware limited partnership recently formed to be a sister fund of the Fund (see “- Exchange Tender Offer” below ***;
•
permit Unit holders who are not eligible to or who do not wish to participate in the exchange tender offer, or do not wish to remain invested in the Fund if the Safe Harbor Amendments are effected, to have an opportunity to liquidate their investment in the Fund for cash pursuant to a semi-annual repurchase offer (see “ - Cash Repurchase Offer” below);

•
avoid disadvantaging Unit holders who would like to continue their investment in the Fund by amending the Fund’s repurchase offer policies to provide for the Safe Harbor Amendments so as to fall within the Treasury Regulation safe harbor described above (see “- Remaining Invested in the Fund” below).

Thus, a Unit holder that is a Qualified Purchaser will have the options to (i) accept the one-time exchange tender offer, (ii) accept the cash repurchase offer, or (iii) remain in the Fund (with the expectation that the Fund would adopt the Safe Harbor Amendments). A Unit holder that is not a Qualified Purchaser will have the option to (i) accept the cash repurchase offer or (ii) remain invested in the Fund (with the expectation that the Fund will adopt the Safe Harbor Amendments). As of June 30, 2005, the Fund had approximately 289 Qualified Purchaser Unit Holders, owning approximately 92% of Units, and approximately 162 Unit holders who are not Qualified Purchasers owning the balance. No repurchase fees, brokerage commissions, fees or other remuneration will be paid by the Fund, SSF QP (as defined below) or any Unit holder in connection with the exchange tender offer or the cash repurchase offer. Effecting the exchange tender offer will require that the Fund follow tender offer procedures including filing materials with the Securities and Exchange Commission (the “Commission”). SSF QP will bear organizational costs the costs of effecting the exchange tender offer, including the legal fees associated with preparing and filing these proxy materials and the tender offer materials for the exchange tender offer and the related exemptive requests. All expenses in connection with the cash repurchase offer and of separation of the Fund’s portfolio between the Fund and SSF QP will be incurred prior to the division of the Funds and therefore will be reflected in the Fund’s NAV on the Valuation Date (as defined below). The Fund intends to commence the exchange tender offer and the cash repurchase offer on November 17, 2005 and have the offers expire on December 16, 2005.
Exchange Tender Offer. As part of the restructuring, all Unit holders that are Qualified Purchasers will be given a one-time option pursuant to which such Limited Partners may choose to tender all (but not part) of their Units for an equal amount of full and fractional units in SSF QP.***SSF QP will not be registered under the Company Act in reliance upon the exemption afforded by Section 3(c)(7) of the Company Act as all of its investors will be Qualified Purchasers. SSF QP will have no assets or operations (other than organizational activities) until the close of business on December 30, 2005 (the

***The tender offer statement for the Exchange Tender Offer will be mailed to all investors in the Fund that are Qualified Purchasers on or about November 17, 2005 along with a Confidential Private Placement Memorandum of SSF QP. At that time, the tender offer statement and materials will be mailed and will also be available, along with other filed documents regarding the Fund, without charge on the SEC's website at www.sec.gov. The tender offer statement contains important information. Please read the statement and materials when they become available.

“Valuation Date”), the last business day preceding the completion of the exchange on December 31, 2005 (the “Consummation Date”). At the close of business on the Valuation Date, the Fund will contribute portfolio securities, on a strict pro rata basis, to SSF QP having a total net asset value (“NAV”) equal to the total NAV of the Units being exchanged for units in SSF QP as of the Valuation Date. In exchange for such contribution of portfolio securities to SSF QP, the Fund will be issued Units in SSF QP, consisting of limited partnership interests and a general partnership interest, which will be exchanged to electing Qualified Purchasers and MGP. MGP and two of its partners, Austin W. Marxe and David M. Greenhouse, will participate in the exchange tender offer in the same proportion as the Limited Partners, that is, they will exchange Units in the same proportion as the Units held by all limited Partners (other than Mr. Greenhouse) are exchanged, subject to MGP and the Individual General Partners holding collectively at least 1% of the Fund’s outstanding Units. The Independent General Partners do not intend to participate in the exchange tender offer.

SSF QP will generally have the same investment objectives as the Fund but will not accept new investors and will not begin investment activities until the exchange is completed. Initially the Fund and SSF QP will have substantially similar investment portfolios (except with respect to amount invested). It is expected that the Fund and SSF QP will participate in the same investments, pro rata based upon asset size. There may be circumstances, however, when such pro rata investment may not be feasible. Moreover, because of differences in the amount of cash available for investment by the Fund and SSF QP at any time, due to differences in capital contributions, redemptions and other factors, differences in the investment portfolios will likely occur. The Individual General Partners, however, believe that the most significant difference between the two funds is that the Fund is registered under the Company Act and therefore subject to the rules and regulations of the Company Act. As a result of such rules and regulations, the operation of the Fund and the rights, benefits, duties and liabilities of a Limited Partner of the Fund may differ substantially from that of SSF QP and its limited partners. The exchange tender offer will be made by means of separate documents.***  This proxy statement should not be considered an offer to effect the exchange.

The Fund has requested an order from the Commission pursuant to Section 17(b) of the Company Act granting an exemption from Section 17(a) of the Company Act, which prohibits certain transactions between a registered investment company and certain affiliates, to the extent necessary to conduct the exchange tender offer. The Fund has also requested, to the extent necessary to conduct the exchange tender offer, that the Commission grant an exemption from certain requirements of Rule 13e-4(f)(8) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which rule governs and sets forth certain requirements for tender offers. There can be no assurance that the Fund will receive the requested relief under the Company Act or the Exchange Act. The Fund will not consummate the exchange tender offer without receiving the relief requested under both the Company Act and the Exchange Act. Any granting of relief by the Commission is not an approval or endorsement by the Commission of the exchange tender offer.
Cash Repurchase Offer. The Fund’s cash repurchase offer will enable all Unit holders, whether or not they are Qualified Purchasers, to choose to tender a number of Units to the Fund in exchange for a cash payment of a dollar amount equal to the NAV on the Valuation Date of the Units tendered. The cash repurchase offer would be a “routine” cash repurchase offer to all Limited Partners, including those who are not Qualified Purchasers, pursuant to the Fund’s Limited Partnership Agreement. Under the Limited Partnership Agreement as it is currently in effect, on each semi-annual repurchase date, the Individual General

***  Please see the footnote on page 6.

Partners determine the percentage of Units to be repurchased, which currently must be at least 10% of the total Units outstanding and not more than 25% of the total Units outstanding. For the cash repurchase offer that is part of the restructuring, the Individual General Partners have determined that the maximum number of Units to be repurchased will be 10% of the total Units outstanding on the repurchase date. If Limited Partners holding more than the maximum number of Units to be repurchased accept the cash repurchase offer, the Individual General Partners will exercise their discretion to increase the number of Units to be repurchased by up to 2% of the aggregate number of Units outstanding on the repurchase date. If the number of Units submitted for repurchase by Partners exceeds the amount of the repurchase offer (as so increased), the Fund will repurchase Units submitted for repurchase on a pro rata basis (based upon the number of Units submitted for purchase by each such holder). Thus, if more than the maximum number of Units are tendered for repurchase, such tendering Unit holders may have less than all of their Units submitted for repurchase repurchased by the Fund. However, the Individual General Partners and the Principals of MGP will not participate in the cash repurchase offer and MGP will participate only if requests for cash redemption of all Limited Partners have been fully satisfied and then only to the extent necessary for MGP to pay taxes on income earned by MGP from the Fund in the current tax year.

Remaining Invested in the Fund. Unit holders who are not eligible to or do not wish to participate in the exchange tender offer and who do not wish to participate in the cash repurchase offer may remain invested in the Fund. Depending on participation in the exchange tender offer and the cash repurchase offer, the Fund is likely to be significantly smaller after the effect of those transactions. Although the decrease in the size of the Fund will not result in an increase in the rate of the fee paid to the Fund’s administrator, other expenses of the Fund, such as legal, accounting and compliance fees, will not decrease in proportion to the decrease in the size of the Fund. The relative increase in the Fund’s expense ratio may be material.

In addition, it is expected that shortly after the adoption of the Proposals at this meeting, the Fund will solicit proxies from the Unit holders who remain in the Fund after completion of the exchange tender offer and cash repurchase offer to adopt the Safe Harbor Amendments and to re-elect the Individual General Partners at a Special Meeting of Partners. The Safe Harbor Amendments will further limit the timing and amount of withdrawals by Limited Partners, however, the Independent General Partners believe the loss of the safe harbor and the possible treatment of the Fund as a publicly traded partnership would be far more adverse to the Limited Partners. The Fund has also requested relief from the Commission to the extent that any of the Safe Harbor Amendments violate the rules under the Company Act regarding redemptions. There can be no assurance that the Fund will receive such requested relief under the Company Act.

Need for and Effect of the Redemption Authority Amendment

The effectuation of the exchange tender offer requires that the Individual General Partners have the authority under the Limited Partnership Agreement to make special offers for redemptions of Units. The Limited Partnership Agreement does not currently grant the Individual General Partners such authority. The Redemption Authority Amendment would add to the Limited Partnership Agreement a new subsection (f) to Section 7.02 to Article VII that would give the Individual General Partners authority to make special offers for redemptions of Units in such amounts, on such terms and conditions, from such holders and at such times as they shall determine in their discretion. It would be under that authority that the Individual General Partners would make the exchange tender offer.

The complete text of the Redemption Authority Amendment is set forth as Annex A, which you should review carefully.

Required Vote

The vote required for Proposal 1 is described under “General Information - Required Votes.”

THE INDIVIDUAL GENERAL PARTNERS UNANIMOUSLY RECOMMEND THAT LIMITED PARTNERS VOTE IN FAVOR OF PROPOSAL 1 - ADOPTION OF THE REDEMPTION AUTHORITY AMENDMENT.

PROPOSAL 2

CONSENT TO THE EXCHANGE TENDER OFFER
Background

The exchange tender offer and the reasons for which it is being effected are described under “PROPOSAL 1 - Background.” In addition to being granted authority under the Limited Partnership Agreement to effect the exchange tender offer (which would be accomplished by the adoption of Proposal 1), the Individual General Partners have determined to request the Partners consent, in advance, to the exchange tender offer. If such consent is not granted, the Individual General Partners will not proceed with the exchange tender offer.

Required Vote

The vote required for Proposal 2 is described under “General Information - Required Votes.”

Conditional Approval

The consent to Proposal 2 is conditioned upon approval of Proposal 1 - The Redemption Authority Amendment. Accordingly, if you vote for Proposal 2, you must also vote for Proposal 1.

THE INDIVIDUAL GENERAL PARTNERS UNANIMOUSLY RECOMMEND THAT LIMITED PARTNERS VOTE IN FAVOR OF CONSENTING TO PROPOSAL 2 - THE EXCHANGE TENDER OFFER PROPOSAL.

PROPOSAL 3

RATIFICATION OF SELECTION OF
INDEPENDENT PUBLIC ACCOUNTANTS

Change in Certifying Accountants and Ratification of Accountants

Section 32(a) of the Company Act requires that the selection of the Fund’s independent public accountants be ratified or rejected at a meeting of Partners. Anchin, Block & Anchin LLP (“ABA”) served as the Fund’s independent public accountants for the fiscal year ended December 31, 2004 and for each fiscal year prior since the Fund's commencement of operations. On July 1, 2005, AWM hired Peter E. Price to serve as its Chief Operating Officer. Peter E. Price was formerly a Member of ABA. As a result of independence standards applicable to the accountants of a company registered under the Company Act, ABA is not able to serve as the Fund’s independent public accountants for the fiscal year ending December 31, 2005.

The reports of ABA on the Fund’s financial statements as of and for the fiscal years ended December 31, 2004 and December 31, 2003 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During such fiscal years and the subsequent interim periods prior to the disengagement of ABA, there were no disagreements with ABA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ABA, would have caused ABA to make a reference to the subject matter of the disagreements in connection with their report on the Fund’s financial statements for such fiscal years. In addition, ABA did not advise the Fund or its General Partners of any “reportable event” regarding the Fund for such fiscal years or subsequent interim periods.

ABA has been provided with a copy of the foregoing disclosures and a request for a letter stating ABA’s agreement with such statements. By letter dated August 19, 2005, a copy of which is attached to this Proxy Statement as Annex B, ABA stated that it agreed with the statements contained herein related to it.

The Individual General Partners have unanimously selected the firm of Weiser LLP (“Weiser”) as the Fund’s independent public accountants for the fiscal year ending December 31, 2005. Prior to Weiser’s selection, neither the Fund, nor its General Partners, nor anyone on either’s behalf consulted with Weiser with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements, or any other matter or reportable event. The selection of the Individual General Partners is being submitted for ratification or rejection by the Partners at the Meeting.

Weiser is a leading professional service organization providing services to private and publicly traded businesses. Weiser, with four offices in the New York metropolitan area, has over 350 professionals and is currently ranked as one of the top 20 accounting and consulting firms in the country. Weiser provides audit, consulting and tax preparation service for over 80 investment company and broker/dealer firms and they are a member of Moores Rowland International, the eighth largest international network of accounting firms. Unless a contrary specification is made thereon, the accompanying proxy will be voted in favor of ratifying the selection of such accountants. Pursuant to the Company Act, Limited Partners may terminate the engagement of Weiser as the independent public accountants of the Fund, at any time, without penalty, upon a vote of holders of a majority of the outstanding Units (as determined under the Company Act) at a meeting called for such purpose. A representative of Weiser is expected to be present at the Meeting and will be available to make a statement, if such representative so desires, and to respond to appropriate questions from Limited Partners. A representative of ABA is not expected to be present at the Meeting.

Audit Fees

The aggregate fees billed by ABA for each of the last two fiscal years for professional services rendered by it for the audit of the Fund’s annual financial statements or services usually provided in connection with statutory and regulatory filings were $123,000 and $86,800 for the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

Audit-Related Fees

There were no fees billed by ABA for each of the last two fiscal years for assurance and related services that are reasonably related to the performance of the audit of the Fund’s financial statements that are not included under “Audit Fees” above.

Tax Fees

The aggregate fees billed by ABA for each of the last two fiscal years for professional services rendered by it for tax compliance, tax advice and tax planning were $35,300 and $26,000 for the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

Other Fees

There were no fees billed by ABA for each of the last two fiscal years for products and services rendered by it other than for the services reported above.

The aggregate non-audit fees for services rendered to the Fund and MGP and their affiliates that provide ongoing services to the Fund billed by ABA were $40,930 and $30,699 for the fiscal years ended December 31, 2004 and December 31, 2003, respectively, and no such fees were billed by Weiser for the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

THE INDIVIDUAL GENERAL PARTNERS UNANIMOUSLY RECOMMEND THAT LIMITED PARTNERS VOTE IN FAVOR OF PROPOSAL 3 - THE RATIFICATION OF THE SELECTION OF WEISER LLP AS THE INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FUND.

ADDITIONAL INFORMATION

Expenses

The expenses of soliciting proxies for the Meeting, consisting principally of expenses in connection with the preparation, printing and mailing of this Proxy Statement, the enclosed proxy and accompanying Notice of Meeting, will be borne by the Fund. The Fund will also bear any additional reasonable expenses of forwarding proxy solicitation materials to the beneficial owners of Units. The solicitation of proxies will principally be by mail or overnight courier, and may be supplemented as described below.

Supplementary Solicitations

In order to obtain the necessary quorum at the Meeting, supplementary solicitations may be made by mail, telephone, facsimile, or personal contact by the Individual General Partners and/or representatives of MGP and AWM. It is anticipated that the costs of any such supplementary solicitations will be nominal and such costs will be borne by the Fund.

Financial Reports

You may obtain, without charge, a copy of the Fund’s annual report for the year ended December 31, 2004 and the semi-annual report for the six-months ended June 30, 2005 by contacting: Special Situations Fund III, L.P., 153 East 53rd Street - 55th Floor, New York, New York 10022, telephone: (212) 207-6500.

Proposals of Limited Partners

If any further meetings of the Limited Partners are required or otherwise are to be held, the Fund will afford Limited Partners reasonable prior notice thereof, in accordance with applicable law and the Limited Partnership Agreement, so as to permit them to include any proposals that they may have in any proxy materials to be distributed by the Fund in connection with such meetings. Pursuant to the Limited Partnership Agreement, Partners holding 10% or more of the outstanding Units may call a special meeting of Partners for the purpose of taking any action that Partners are permitted to take under the Limited Partnership Agreement.

                            By Order of the Individual General Partners

                            __________________________________
                            Austin W. Marxe,
                            Managing Individual General Partner

Dated: October 20, 2005

ALL LIMITED PARTNERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. THANK YOU FOR YOUR PROMPT ATTENTION TO THIS MATTER.

Annex A

Amendment to Limited Partnership Agreement

SECOND AMENDMENT TO THE
LIMITED PARTNERSHIP AGREEMENT
OF
SPECIAL SITUATIONS FUND III, L.P.

This Second Amendment (this “Amendment”) to the Agreement of Limited Partnership of Special Situations Fund III, L.P. (the “Fund”), dated as of October 21, 1993, as amended (the “Agreement”), is dated as of the ___ day of _______, 2005, and is made by its General Partners and those persons who have heretofore been admitted to the Fund as limited partners (the “Limited Partners”).

W I T N E S S E T H:

WHEREAS, the Agreement requires that the amendments set forth below be approved by either (a) a Majority Vote and a majority of the Individual General Partners or (b) Partners holding seventy-five percent (75%) or more of the outstanding Units; and

WHEREAS, the General Partners wish to make such amendments to the Agreement, have approved such amendments and submitted such amendments for the approval set forth above.

NOW, THEREFORE, intending to be legally bound hereby, pursuant to Section 12.04 of the Agreement, the parties hereto do hereby agree as follows:

1.    Amendments to the Agreement.

(a)    Section 7.02. Section 7.02 of the Agreement is hereby amended by adding a new subsection (f) to such section that provides as follows:

    (f)    The Individual General Partners may, in their sole discretion, cause the Fund to offer to repurchase Units, in addition to and separate from Units repurchased pursuant to Section 7.02(a) hereof, in such amounts, on such terms, from such holders and at such times during the term of the Fund as shall be specified by the Individual General Partners.

2.    Ratification. Except as expressly modified hereby, the Agreement is hereby ratified and confirmed and shall remain in full force and effect. The Individual General Partners shall provide a copy of this Amendment to each Limited Partner following its adoption.

3.    Interpretation and Further Assurances. The Agreement shall be interpreted to effectuate the provisions of this Amendment. The parties hereto and the Fund shall take such additional actions and execute and deliver such additional documents as any party or the Fund may request to better effectuate the provisions of this Amendment.

4.    Counterparts and Execution. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument. The signature of a party on any counterpart which is transmitted by facsimile to another party or legal counsel for another party shall be deemed an original signature binding upon the executing party and acceptable to all other parties.

5.    Capitalized Terms. Except as otherwise expressly defined herein, capitalized terms used in this Amendment shall have the meanings provided in the Agreement.

6.    Miscellaneous.

(a)    This Amendment shall be binding upon and shall inure to the benefit of the Partners and their respective heirs, distributees, successors, assigns and legal representatives.

(b)    The Individual General Partners are authorized to adopt an Amended and Restated Limited Partnership Agreement in which the text of this Amendment shall be incorporated therein.

(c)    This Amendment shall be governed by and construed in accordance with the laws of Delaware, without regard to the choice of law provisions thereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

                            CORPORATE GENERAL PARTNER

                            MGP Advisers Limited Partnership

                            By: AWM Investment Company, Inc.,
                            General Partner

                            By:______________________________
                           Austin W. Marxe, President

                            INDIVIDUAL GENERAL PARTNERS

                            ___________________________
                            Austin W. Marxe

                            ___________________________
                            William E. Austin

                            ___________________________
                            Stanley S. Binder

                            ___________________________
                            Delcour S. Potter

                            ___________________________
                            Peter W. Williams

                            LIMITED PARTNERS*

*By power-of attorney granted to the Individual General Partners pursuant to Section 12.05 of the Agreement.

Annex B

Letter from Anchin, Block & Anchin

ABA
 Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018                                  August 19, 2005
(212) 840-3456
FAX (212) 840-7066

Special Situations Fund III, L.P.
153 East 53rd Street
New York, New York 10022

Dear Sir/Madam:

We were the independent public accountants for Special Situations Fund III, L.P. (the “Fund”) for the fiscal year ended December 31, 2004 and each fiscal year prior since the Fund commenced operations.

We have read the Fund’s statements included in the section “Proposal 3: Ratification of Selection of Independent Public Accountants ─ Changes in Certifying Accountants and Ratification of Accountants” of the Fund’s Proxy Statement for the 2005 Special Meeting of Partners. We agree with the statements related to us contained in the first three paragraphs of such section.

                        Very truly yours,

                        /s/ Anchin, Block & Anchin, LLP

                        Anchin, Block & Anchin, LLP

A member of HLB International

A world-wide organization of accounting firms and business advisors

e-mail: info@anchin.com

www.anchin.com

PROXY

SPECIAL SITUATIONS FUND III, L.P.
THIS PROXY IS SOLICITED ON BEHALF OF THE INDIVIDUAL GENERAL PARTNERS
FOR THE SPECIAL MEETING OF THE FUND’S PARTNERS
TO BE HELD NOVEMBER 15, 2005

The undersigned acknowledges receipt of the Fund’s proxy materials and revokes any prior proxy and hereby appoints Austin W. Marxe as attorney and proxy, with power of substitution, to vote for and on behalf of the undersigned at the special meeting of the Fund’s partners to be held on November 15, 2005 or at any adjournment or postponement thereof, upon matters properly coming before the meeting, as set forth in the related Notice of Meeting and Proxy Statement, both of which have been received by the undersigned. Without otherwise limiting the general authorization given hereby, said attorney and proxy is instructed to vote as set forth below.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO EXECUTE AND RETURN THIS PROXY, WHICH MAY BE REVOKED AT ANY TIME PRIOR TO ITS USE.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED UNIT HOLDER. IF THIS PROXY IS EXECUTED BUT NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH PROPOSAL DESCRIBED BELOW.

The Individual General Partners recommend a vote “FOR” Proposals 1, 2 and 3.

(to be completed and executed on reverse)

Proposal 1.     Approval of an amendment to the Fund’s Limited Partnership Agreement to give the Individual General Partners authority to make offers for special redemptions of Units.

/  / FOR  /  / AGAINST  /  / ABSTAIN

Proposal 2.    Consent to the exchange tender offer described in the Proxy Statement.

/  / FOR  /  / AGAINST  /  / ABSTAIN

Note: If you wish to vote for Proposal 2, you must also vote for Proposal 1.

Proposal 3.    Ratification of the selection of Weiser LLP as the independent public accountants of the Fund for the fiscal year ended December 31, 2005.

/  / FOR  /  / AGAINST  /  / ABSTAIN

4.    Upon all such other matters as may properly come before the meeting which were not known a reasonable time before the solicitation, as he in his discretion may determine. As of the date of this proxy statement, the Individual General Partners were not aware of any such other matters.

IMPORTANT

PLEASE SIGN, DATE AND PRINT YOUR NAME BELOW AND RETURN PROMPTLY
Note: Please give your full title if Attorney, Executor, Administrator, Trustee, Guardian, etc.

Dated:_____________________________, 2005

_________________________________________________________
SIGNATURE(S)

_________________________________________________________
PLEASE PRINT YOUR NAME HERE

_________________________________________________________
SIGNATURE(S)

_________________________________________________________
PLEASE PRINT YOUR NAME HERE